UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-35936

B2Gold Corp.

(Translation of registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 3400, Park Place
666 Burrard Street
Vancouver, British Columbia V6C 2X8
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐ Form 20-F        ☒ Form 40-F

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B2Gold Corp.

Date: November 7, 2025	By:	/s/ Randall Chatwin
	Name:	Randall Chatwin
	Title:	Senior Vice President, Legal and Corporate Communications

EXHIBIT INDEX

Exhibit No.	Description
99.1	Technical Report for the Masbate Gold Project, Philippines

November 7, 2025

British Columbia Securities Commission
Corporate Finance
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sirs and Mesdames:

Re:	Filing by B2Gold Corp. (“B2Gold”) of a Technical Report not required by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”)

B2Gold is filing the attached technical report entitled “Masbate Gold Project, Philippines, NI 43-101 Technical Report” dated effective September 30, 2025 (the “Report”) in respect of its Masbate Gold Project located in the Philippines (the “Project”). The Report is being filed at this time to provide an incremental update for the Project on a voluntary basis as contemplated under section 4.2(12) of the Companion Policy to NI 43-101 and not as a result of a requirement under section 4.2 of NI 43-101.

Yours sincerely,

B2GOLD CORP.

By:	/s/ Randall Chatwin
Randall Chatwin
SVP, Legal and Corporate Communications

cc:         Alberta Securities Commission, Financial and Consumer Affairs Authority of Saskatchewan, Manitoba Securities Commission, Ontario Securities Commission, Autorite des marches financiers, Quebec, Nova Scotia Securities Commission, New Brunswick Securities Commission, Office of the Superintendent of Securities, Prince Edward Island, Office of the Superintendent of Securities, Newfoundland and Labrador